AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 9, 2015

                                                         1933 ACT FILE NO. 333 -
                                                   1940 ACT FILE NO. 811 - 22925

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _______________________

                                    FORM S-6
                            ________________________

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
                      SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

A.   EXACT NAME OF TRUST: ELKHORN UNIT TRUST, SERIES 9

B.   NAME OF DEPOSITOR: ELKHORN SECURITIES, LLC

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

     Elkhorn Securities, LLC
     207 Reber Street
     Suite 201
     Wheaton, Illinois 60187

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

     Copies to:

     BENJAMIN T. FULTON MORRISON C. WARREN, ESQ.

     Chief Executive Officer                           Chapman and Cutler LLP
     Elkhorn Securities, LLC                           111 West Monroe Street
     207 Reber Street                                  Chicago, Illinois 60603
     Suite 201                                         (312) 845-3000
     Wheaton, Illinois 60187
     (630) 384-8714


It is proposed that this filing will become effective (check appropriate box)

     [_]  immediately upon filing pursuant to paragraph (b)

     [_]  on (date) pursuant to paragraph (b)

     [_]  60 days after filing pursuant to paragraph (a)(1)

     [_]  on (date) pursuant to paragraph (a)(1) of rule 485

     If appropriate, check the following box:

     [_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

     [_]  Check box if it is proposed that this filing will become effective on
          (date) at (time) pursuant to Rule 487.

================================================================================

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                 PRELIMINARY PROSPECTUS DATED DECEMBER 9, 2015

                          ELKHORN UNIT TRUST, SERIES 9

                           (A Unit Investment Trust)

      The above-referenced Series is comprised of the Elkhorn High Yield Dividend Aristocrats Select Portfolio, Series 2 (the "trust").

      The attached final prospectus for the prior series of the trust is hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series.

      The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     Incorporated herein by reference are portions of the final prospectus for Elkhorn Unit Trust, Series 2 (Registration No. 333-203452) as filed on July 7, 2015, which shall be used as the preliminary prospectus for such trust.

                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

      The Depositor will obtain a Securities Dealer Blanket Bond for its officers, directors and employees.

     B. This Registration Statement comprises the following papers and documents.

            The facing sheet
            The prospectus
            The signatures
            Consents of Independent Registered Public Accounting Firm and Counsel as indicated
            Exhibits as indicated on the List of Exhibits

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Elkhorn Unit Trust, Series 9 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wheaton, and State of Illinois, on the 9th day of December, 2015.

                                        ELKHORN UNIT TRUST, SERIES 9, Registrant

                                          By: ELKHORN SECURITIES, LLC, Depositor

                                                      By: /s/ Benjamin T. Fulton
                                                      --------------------------
                                                              Benjamin T. Fulton
                                                         Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE                          TITLE                                              DATE
                                        Chief Executive Officer and the Chief
/s/ Benjamin T. Fulton                  Compliance Officer of Elkhorn Securities,          December 9, 2015
----------------------                  LLC
Benjamin T. Fulton

                                        Chief Financial Officer of Elkhorn                 December 9, 2015
/s/ Philip L. Ziesemer                  Securities, LLC
---------------------------
Philip L. Ziesemer


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

      The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

      The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.


                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust. (Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 for Elkhorn Unit Trust, Series 1 (File No. 333-198204) filed on January 14, 2015.)


     2.1 Code of Ethics. (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Elkhorn Unit Trust, Series 1 (File No. 333-198204) filed on January 14, 2015.)

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

                                   MEMORANDUM

                        Re: Elkhorn Unit Trust, Series 9

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the fund, will be filed by amendment.

                                    1940 ACT

                             FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 was filed in respect of Elkhorn Unit Trust (and subsequent series) (File No. 811-22925).

                                    1933 ACT

                                 THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated January 13, 2015 relative to Elkhorn Unit Trust, Series 1.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
December 9, 2015